PRO-PHARMACEUTICALS, INC.

7 Wells Avenue

Newton, MA 02459

June 17, 2005

By Fax (202-772-9217) and by EDGAR

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Pro-Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-150898)

Dear Mr. Abero:

Pro-Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at 4:30 p.m. (Washington, D.C. time) on Thursday, June 19, 2008, or as soon as practicable thereafter. An oral request for acceleration of effectiveness may be made in the future. The Registrant is aware of its obligations under the Securities Act of 1933, as amended.

In connection with the Registrant’s request for acceleration of effectiveness of the Registration Statement on Form S-3, the Registrant acknowledges that:

•

should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact the undersigned at (617) 559-0033 or Jonathan C. Guest of Greenberg Traurig LLP at (617) 310-6066.

Sincerely, PRO-PHARMACEUTICALS, INC.

By:	/s/ Anthony D. Squeglia
Name: Anthony D. Squeglia
Title: Chief Financial Officer